EXHIBIT 99.1

GOLD STANDARD’S SOIL GEOCHEMISTRY PROGRAM IDENTIFIES SIX NEW TARGETS ADJACENT TO THE PINION DEPOSIT, CARLIN TREND, NEVADA

Soil sampling suggests Pinion mineralization is much more extensive than originally thought

March 25, 2015 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) today announced assay results of a 4,248 sample soil geochemistry program systematically covering 10 km2 at its 100%-owned Railroad-Pinion Project on Nevada’s Carlin Trend.  Geochemical results demonstrate that the Pinion gold system is open to the northwest and southeast, and that additional new target areas worthy of follow-up exploration and drilling exist proximal to the Pinion deposit.

Historic soils collected over the northern half of the Pinion deposit show a positive correlation between gold (maximum value of 340 ppb) and arsenic (maximum value of 382 ppm) in surface soils and drilling.  Based on this pattern, soils are viewed as an effective tool to identify additional exploration targets.  Gold Standard’s soil program was designed to provide systematic geochemical coverage over the entire area considered to be most prospective for near-surface oxide gold targets at Pinion, and to follow-up on areas of favorable alteration and structure identified by 1:6000 geologic mapping west of the known Pinion deposit.  Samples were collected on a square grid at 50m spacing.  Several areas with elevated concentrations of gold and Carlin pathfinder elements (arsenic, mercury, antimony and thallium) were identified by the program.  Results for gold and arsenic are summarized below (click the following link for Pinion soil geochemistry maps: http://goldstandardv.com/soil-map/.).

Mac Jackson, Gold Standard’s Vice President of Exploration stated: “The results of last fall’s soil survey demonstrate the large and growing areal extent of the gold system moving outward from the Pinion deposit along the southern edge of the Railroad window.  Most of the soil anomalies occur within Chainman sandstone, higher in the stratigraphic section than the top of the Devils Gate breccia which is the host at Pinion.  These anomalies represent leakage of gold bearing hydrothermal fluids upwards along faults with increased focus of the gold system at fault intersections.  There is excellent potential for the discovery of new deposits hidden beneath Chainman sandstone all along the southern edge of the Railroad window, and we plan to begin to test these targets this spring. Increasingly, we see our work revealing the Pinion deposit as just one expression of a larger and more powerful gold system with regional implications.”

Key Observations:

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In Section 21 northwest of Pinion, soil geochemistry identified a 1400m long, west-northwest-striking corridor of elevated gold (values ranging from 1 to 339 ppb) and arsenic (values ranging from 10 to 595 ppm).  The soil anomaly correlates with surface alteration developed in multi-lithic collapse breccia, similar to altered and gold-bearing outcrops in the Pinion main zone.  Elevated gold and arsenic values are elongated in a west-northwest orientation, coincident with strike extensions of the Pinion Main Zone and South faults.  Within this anomaly, two new undrilled targets have been identified with elevated gold and arsenic:  (1) a prominent gravity low overlapping a northeast/west-northwest structural intersection; and (2) the intersection of the South fault with a north-striking fault corridor, south of the LT prospect.

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In Section 27 at Southeast Pinion, a prominent gold-arsenic anomaly occurs where west-northwest striking faults intersect the north-striking Bullion Fault Corridor (BFC).  At this location gold in soils (values ranging from 1 to 81 ppb), arsenic in soils (values ranging from 10 to 255 ppm), and mapped silicification and barite veining at surface  occur in the immediate foot wall of the BFC, a geologic setting similar to the high grade North Bullion deposit 10 km to the north.  Additional drilling is planned in this area.

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In the southeastern quarter of section 20, north- and northwest-trending gold (values ranging from <1 to 325 ppb) and arsenic (values ranging from 10 to 2670 ppm) anomalies are coincident with silicified, quartz and dolomite veined breccias at the Irene prospect.  Surface mapping and the soil geochemistry indicate this area, known historically as the Irene prospect, is larger than previously described by past exploration.

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A 700m by 750m arsenic (values ranging from 5 to 254 ppm) anomaly spans the Section 28 and 29 boundary at the JR Butte prospect, 2km west-southwest of Pinion.  Gold values ranging from <1 to 97 ppb occur within the broader arsenic halo.  The prospect area is characterized by hydrothermal alteration and a prominent N30W-striking graben.

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A low-level gold anomaly with values ranging from <1 to 33 ppb is located in the southern portion of Section 29. This anomaly is associated with Tertiary intrusive rocks that cut Woodruff siliciclastic rocks.  Elevated gold was not closed-off by this survey and remains open to the south and west.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the field to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every forty samples. The samples are delivered to ALS Minerals preparation facility in Elko, NV where the samples are crushed, screened and pulverized.  Sample pulps are shipped to ALS Minerals certified laboratory in Vancouver, BC.  Pulps are digested and analyzed for gold using fire assay fusion and an ICP-AES finish on a 30 gram split.    All other elements are determined by a 2 acid ICP analysis at ALS Minerals in Vancouver.  Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).  In addition, the Dark Star deposit 2.1 km to the east of Pinion, now has an NI43-101 compliant Inferred Resource of  23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com